Execution Copy

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

BY AND AMONG

COLOREP, INC.,
A CALIFORNIA CORPORATION,

ON THE ONE HAND

AND

CARTHEW BAY TECHNOLOGIES INC.,
AN ONTARIO CORPORATION,

AND

CBT ACQUISITION CO., INC.,
A DELAWARE CORPORATION,

ON THE OTHER HAND

AMENDED AND RESTATED EFFECTIVE AS OF MARCH 31, 2010

THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (the “Agreement”) is effective as of March 31, 2010, by and among Colorep, Inc., a California corporation (“Colorep”), on the one hand, and Carthew Bay Technologies Inc., an Ontario corporation (“CBT”), and CBT Acquisition Co., Inc., a Delaware corporation and wholly-owned subsidiary of CBT (“Merger Sub”).

RECITALS

A.           CBT, Merger Sub and Colorep (collectively, the “Parties”) previously executed an Agreement and Plan of Merger dated May 23, 2008 (the “Original Agreement”), in which the parties documented their mutual intention to engage in a merger transaction and supporting actions pursuant to which Merger Sub would merge with and into Colorep, with Colorep being the surviving corporation, and the outstanding shares of Colorep would be converted into shares of CBT’s common stock in the manner therein described (collectively, the “Merger”).

B.           CBT, Merger Sub and Colorep have executed various amendments to the Original Agreement since its execution adjusting various terms of the Original Agreement with respect to the terms and conditions of the Merger and timing for completion of the Merger (the “Interim Amendments”).

C.           In conjunction with and in consideration of amendment and restatement of certain other obligations between CBT and Colorep, including execution of an Amended and Restated Secured Convertible Debenture dated March 31, 2010 (the “Debenture”) setting forth the terms of conversion of certain debt obligations between CBT and Colorep (the “Conversion”), the Parties desire to further amend and restate the terms and conditions of the Merger reflected in the Original Agreement and Interim Amendments as set forth in this Agreement.

D.           The respective boards of directors of Colorep, CBT and Merger Sub have each approved the Original Agreement, the Interim Amendments, this Agreement and the Merger, and CBT, as the sole shareholder of Merger Sub, has approved this Agreement and the Merger.

E.           A requisite percentage of the Colorep shareholders shall approve this Agreement and the Merger prior to the Closing.

F.           To the extent required by law, a requisite percentage of the CBT shareholders shall approve this Agreement and the Merger prior to the Closing.

G.           The parties intend that this Agreement constitutes a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in reliance upon the representations and warranties hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE 1

THE OPTION

1.1           Option to Complete Merger.

CBT and Merger Sub hereby grant Colorep an option to elect in its sole discretion to proceed with the Merger on the terms and conditions set forth herein (the “Merger Option”) upon provision of written notice from Colorep to CBT and Merger Sub (“Option Notice”) on or before December 31, 2010 (the “Option Termination Date”).  CBT and Merger Sub acknowledge that neither shall have any right to trigger or enforce this Agreement with respect to the conduct and completion of the Merger in the absence of receipt of a timely Option Notice.

1.2           Form and Delivery of Option Notice.

The Option Notice shall include (a) an affirmative statement from Colorep exercising the Merger Option and (b) Colorep’s expectations regarding timing of completion of the closing conditions and Closing.  The Option Notice shall be delivered consistent with Section 9.1 herein.

1.3           Conduct Prior to Option Notice/Option Termination Date

From the date of this Agreement through the earlier to occur of delivery of an Option Notice, delivery of a written notice of termination of this Merger Option from Colorep to CBT, or the Option Termination Date, the parties shall conduct their business consistent with and otherwise comply with Articles 5 and 9 of this Agreement, provided, however, that if the Parties’ obligations under the Debenture with respect to the conduct and completion of the Conversion and any post-closing obligations related thereto conflict with or are inconsistent with such Articles, the Debenture shall control.

1.4           Effect of Option Notice; Lack of Exercise.

If Colorep exercises the Merger Option prior to the Option Termination Date, the parties will conduct the Merger pursuant to Articles 3 through 9 of this Agreement.  If Colorep does not exercise the Merger Option prior to the Option Termination Date, this Agreement shall terminate and the Parties shall have no further obligation, contingent or otherwise, to conduct or complete the Merger.

ARTICLE 2

THE MERGER

2.1           Surviving Entity; Effective Time.

At the Closing, subject to the terms and conditions of this Agreement, Merger Sub shall be merged with and into Colorep in accordance with the relevant sections of the Delaware General Corporation Law Act (the “DGCL”) and the California General Corporation Law (the “CGCL”), whereupon the separate existence of Merger Sub shall cease, and Colorep shall be the surviving corporation (“Surviving Corporation”), this time to be known as the “Effective Time”).  It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code and the parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

Simultaneously with the Closing, Certificate of Merger (the “Merger Certificate”) shall be filed with the Secretary of State of the State of Delaware in accordance with the DGCL and Articles of Merger (the “Merger Articles”) shall be filed with the Secretary of State of the State of California in accordance with the CGCL.  From and after the Effective Time, Colorep shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of both Colorep and Merger Sub, as provided under the DGCL and the CGCL.

2.2           Articles of Incorporation and Bylaws.

The Articles of Incorporation and Bylaws of Colorep, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws, respectively, of the Surviving Corporation from and after the Effective Time, until thereafter amended in accordance with applicable law.

2.3           Directors and Officers.

From and after the Effective Time, until their successors are duly elected or appointed and qualified, the directors and officers of CBT and the Surviving Corporation shall be the directors and officers, respectively, of Colorep in office immediately prior to the Effective Time.

2.4           Conversion of Shares.

As of the Effective Time, by virtue of the Merger, automatically and without any action on the part of any holder thereof:

(a)    Each issued and outstanding share of common stock, $0.001 par value per share, of Merger Sub shall be converted into and be exchanged for one fully paid and nonassessable share of the Surviving Corporation.

(b)    (i)             If the Conversion has been consummated prior to the Effective Time, each fully paid and nonassessable share of Colorep common stock, no par value (“Colorep Common Stock”) outstanding immediately prior to the Effective Time, except as set forth in Section 2.4(d), shall be converted into a right to that number of fully paid and nonassessable shares of CBT common stock, $0.001 par value per share (“CBT Common Stock”) so that upon such issuance the Post-Merger CBT Shares (as defined below) shall equal the same percentage of the Fully Diluted Post-Merger CBT Shares Outstanding as the percentage of Pre-Merger Colorep Shares of the Fully Diluted Pre-Merger Colorep Shares (if this Section 2.4(b)(i) controls, the “Conversion Rate”), with the shares of CBT Common Stock to be issued to the Colorep shareholders to be known as the “Merger Shares.”  For purposes of this Agreement, the following terms shall be defined as follows:  (1) “Post-Merger CBT Shares” shall mean the shares of CBT Common Stock held by those shareholders of CBT immediately after the Effective Time of the Merger who were shareholders of CBT immediately prior to the Effective Time of the Merger; (2) “Fully-Diluted Post-Merger CBT Shares” shall mean the aggregate number of shares of CBT Common Stock issued and outstanding and issuable pursuant to outstanding or committed options, warrants or other rights to purchase or convert into shares of CBT Common Stock held by all persons immediately after the Effective Time of the Merger (including all interests and rights held by former shareholders and other rights holders of Colorep); (3) “Pre-Merger Colorep Shares” shall mean the shares of Colorep Common Stock (calculated on an as-converted, as exercises basis) held by CBT immediately prior to the Effective Time of the Merger; and (4) “Fully Diluted Pre-Merger Colorep Shares” shall mean the aggregate number of shares of Colorep Common Stock issued and outstanding and issuable pursuant to outstanding or committed options, warrants or other rights to purchase or convert into shares of Colorep Common Stock held by all persons immediately prior to the Effective Time of the Merger (including all interests and rights held by CBT).

(ii)           If the Conversion has not been consummated prior to the Effective Time:

(A)           Immediately prior to the Closing, CBT shall effect a reverse split of all of the CBT Common Stock then issued and outstanding and accordingly adjust all options, warrants or other rights to purchase or convert into shares of CBT Common Stock outstanding such that immediately prior to the Closing upon the effectiveness of the reverse split, no more than 11,000,000 shares of CBT Common Stock in aggregate shall be issued and outstanding or issuable pursuant to outstanding or committed options, warrants or other rights to purchase or convert into shares of CBT Common Stock;

(B)           Each fully paid and nonassessable share of Colorep Common Stock outstanding immediately prior to the Effective Time, except as set forth in Section 2.4(d), shall be converted into a right to one (1) fully paid and nonassessable share of CBT Common Stock (if this Section 2.4(b)(ii) controls, the "Conversion Rate"), with the shares of CBT Common Stock to be issued to the Colorep shareholders to be known as the “Merger Shares;”and

(C)           Colorep shall pay CBT US$500,000 immediately prior to the Closing, which CBT may in its sole discretion use to satisfy any outstanding obligations and/or arrange to dividend, in whole or in part, to its shareholders immediately prior to the Effective Time of the Merger concurrent with the Closing.

(c)    Warrants to purchase shares of Colorep Common Stock (“Colorep Warrants”) and options and commitments to grant options to purchase shares of Colorep Common Stock (“Colorep Options”) outstanding immediately prior to the Effective Time, shall be assumed by CBT and shall be converted into warrants to purchase shares of CBT Common Stock (“CBT Warrants”) or options or commitments to grant options to purchase shares of CBT Common Stock (“CBT Options”), as applicable, based on the Conversion Rate.

Except as adjusted pursuant to the Conversion Rate, each of the assumed Colorep Warrants and Colorep Options will continue to have, and be subject to, the same terms and conditions of such Colorep Warrants or Colorep Options held immediately prior to the Effective Time (including, without limitation, any repurchase rights, vesting provisions and provisions regarding the acceleration of vesting on certain transactions).

(d)           At the Effective Time, any securities of Colorep held by CBT shall be automatically cancelled and shall not be eligible for exchange at the Conversion Rate.

2.5           Fractional Shares.

Fractional shares of CBT Common Stock shall not be issued in connection with the Merger Shares, but any fractional shares shall be rounded to the nearest whole share.  No cash shall be issued in lieu of any fractional shares.

2.6           Stock Certificates.

(a)    Upon surrender to CBT of the certificates representing the Colorep Common Stock, Colorep Warrants or Colorep Options (collectively, the “Colorep Certificates”), the holders of such Colorep Certificates shall each be entitled to receive in exchange therefor one or more certificates representing the number of shares of CBT Common Stock, CBT Warrants or CBT Options, respectively, to which such holder is entitled pursuant to the provisions of Section 2.4 hereof.

(b)    Each Colorep Certificate converted into CBT Common Stock, CBT Warrants or CBT Options, respectively, shall by virtue of the Merger, and without any action on the part of the holder thereof, cease to be outstanding, be cancelled and retired and cease to exist.  Until surrendered as contemplated by this Section 2.6, each holder of Colorep Common Stock, Colorep Warrants or Colorep Options, respectively, shall thereafter cease to possess any rights with respect to such shares, except the right to receive upon such surrender the number of shares of CBT Common Stock, CBT Warrants or CBT Options, respectively, as provided by Section 2.4 hereof.

(c)    All shares of CBT Common Stock, CBT Warrants or CBT Options, respectively, delivered to the Colorep shareholders in respect of the Colorep Common Stock, Colorep Warrants or Colorep Options, respectively, in accordance with the terms of this Agreement shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Colorep Common Stock, Colorep Warrants or Colorep Options, respectively.  If, after the Effective Time, Colorep Certificates are presented for any reason, they shall be cancelled and exchanged as provided in this Section 2.6.

2.7           Dissenters’ Rights.

Notwithstanding anything in this Agreement to the contrary:

(b)           the outstanding shares of Colorep Common Stock, the holders of which have timely filed written notices of an intention to demand appraisal for their shares (“Colorep Dissenting Shares”) pursuant to Section 1301 of the CGCL and have not effectively withdrawn or lost their dissenters rights under the CGCL, shall not be converted into a right to receive Merger Shares, and the holders thereof shall be entitled only to such rights as are granted by Section 1301 of the CGCL, subject to Colorep’s right to abandon the Merger under Section 6.1 of this Agreement.  If any such holder of Colorep Common Stock shall have failed to perfect or effectively shall have withdrawn or lost such right, the Colorep Dissenting Shares held by such holder shall be converted into a right to receive Merger Shares in accordance with Section 2.4 of this Agreement.

(b)           the outstanding shares of CBT Common Stock, the holders of which have timely filed written notices of an intention to demand appraisal for their shares (“CBT Dissenting Shares”) pursuant to Section 185 of the Ontario Business Corporations Act (the “OBCA”) and have not effectively withdrawn or lost their dissenters rights under the OBCA, shall be entitled to such rights as are granted by Section 185 of the OBCA, subject to Colorep’s right to abandon the Merger under Section 6.1 of this Agreement.

2.8           Closing.

Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article 7 and subject to the satisfaction of the conditions precedent specified in Article 6 hereof, the closing of the Merger shall take place at the offices of K&L Gates LLP, on or before December 31, 2010 at 10:00 a.m. PST, or at such other time and date as the parties may mutually agree (the “Closing” or the “Closing Date”).

2.9           Press Releases.

At Closing, CBT shall issue such press release or announcement of the transactions contemplated by this Agreement and make such filings as may be required by the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subject to the applicable requirements of Rules 135a and 135c under the Securities Act of 1933, as amended (the “Securities Act”), and such release or announcement will be reasonably satisfactory in form and substance to Colorep and its counsel.  At all other times prior to Closing, including prior to the Option Termination Date with respect to the Merger Option, CBT shall only issue any other press release or otherwise make public any information with respect to this Agreement or the transactions contemplated hereby, with the prior written consent of Colorep which consent shall not be unreasonably withheld.  Notwithstanding the foregoing, if required by law, CBT may issue such a press release or otherwise make public such information as long as CBT notifies Colorep of such requirement and discusses with Colorep in good faith the contents of such disclosure beforehand.  Notwithstanding the foregoing, CBT shall not issue any press release or announcement with respect to this Agreement and the transactions contemplated hereby that could be construed to be an offer to purchase or a solicitation of an offer to sell securities.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF COLOREP;
COVENANT TO PROVIDE FUTURE REPRESENTATION AND WARRANTIES

3.1           Organization, Good Standing and Qualification.  Colorep hereby represents and warrants: (a) each of Colorep and its Subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has all requisite corporate or limited liability company power and authority to own and operate its properties and to carry on its business as now conducted and as proposed to be conducted; (b) Colorep and each Subsidiary is duly qualified to transact business and is in good standing as a foreign corporation or limited liability company in each jurisdiction in which qualification is required, except where the failure to so qualify, individually or in the aggregate, would not have a Material Adverse Effect; and (c) Colorep and each Subsidiary has full corporate or limited liability company power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged or in which it proposes presently to engage and to own and use the properties owned and used by it.

For purposes of this Agreement, “Material Adverse Effect” shall mean any material adverse change in, or material adverse effect on, the business, assets, results of operations, value, financial or other condition of Colorep and its Subsidiaries or CBT and Merger Sub, as the case may be, in each case taken as a whole, or any event or circumstances that could reasonably be expected to have any such effect or that could reasonably be expected to prevent, hinder or delay the consummation of any of the transactions contemplated by this Agreement or any of the other documents, instruments or agreements contemplated hereby.

3.2           Authorization.  Colorep hereby represents and warrants: (a) Colorep has the requisite power and authority to enter into this Agreement and to carry out its obligations hereunder; (b) the execution, delivery and performance of this Agreement by Colorep and the consummation by Colorep of the transactions contemplated hereby have been duly authorized by the Board of Directors of Colorep and no other actions on the part of Colorep are necessary to authorize this Agreement or the transactions contemplated hereby other than the consent of the shareholders of Colorep to the Merger; and  (c) this Agreement has been duly and validly executed and delivered by Colorep and constitutes a valid and binding agreement of Colorep, enforceable against Colorep in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

3.3           Litigation.

  Colorep hereby represents and warrants: (a) there is no action, suit, proceeding or investigation pending or, to Colorep’s knowledge, currently threatened against Colorep or its Subsidiaries, as the case may be, that questions the validity of this Agreement or the right of Colorep to enter into such agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in a Material Adverse Effect, including, without limitation, actions, suits, proceedings or investigations pending or threatened that Colorep is aware of and that involve the prior employment of any of the employees of Colorep or its Subsidiaries, their use in connection with the business of Colorep and its Subsidiaries of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers;  (b) neither Colorep nor any Subsidiary, as the case may be, is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality; and (c) there is no action, suit, proceeding or investigation by Colorep and its Subsidiaries, as the case may be, currently pending or that such party intends to initiate.

3.4           Compliance with Other Instruments.  Colorep hereby represents and warrants: (a) Colorep is not in violation or default of any provision of its Articles of Incorporation or its Bylaws, or, in any material respect, of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or of any provision of any federal or state statute, rule or regulation applicable to it; (b) each Subsidiary is not in violation or default of any provision of its constituent documents or, in any material respect, of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or of any provision of any federal or state statute, rule or regulation applicable to it, the violation of which would have a Material Adverse Effect; (c) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a material default under any such instrument, judgment, order, writ, decree or contract, or an event that results in the creation of any Lien upon any material assets of Colorep or any of its Subsidiaries, or the suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to Colorep or any of its Subsidiaries, their business, operations, assets or properties; and (d) Colorep has avoided every condition, and has not performed any act, the violation or occurrence of which, respectively, would result in Colorep’s loss of any material right granted under any agreement to which Colorep is a party.

3.5           Other Colorep Representations and Warranties.  Consistent with the condition precedent to Closing set forth in Section 6.2(b) of this Agreement, Colorep shall provide CBT and Merger Sub a certificate affirming the representations and warranties set forth in this Article 3 and setting forth further representations and warranties in form substantially consistent with Article 2 of the Original Agreement (including qualifications regarding knowledge and materiality where applicable), accurate at the time being given and certified, except as set forth under the corresponding section of disclosure schedules delivered to CBT and Merger Sub concurrently therewith (the “Colorep Disclosure Schedule,” and with the completed certificate, the “Colorep Representations and Warranties”), which when so delivered shall be deemed a part hereof, addressing the following facts and matters:

Capitalization and Voting Rights
Valid Issuance of Outstanding Securities
Delivery of True, Accurate and Complete Organizational Documents and Minutes
No Default Under Organizational Documents
Subsidiaries
Consents and Approvals; No Violations
Financial Statements; Changes in Financial Statements
Undisclosed Liabilities
Properties
Permits
Environmental and Safety Laws
Registration and Investor Rights
Tax Returns, Payments and Elections
Employee Compensation
Intellectual Property
Insurance
Internal Accounting Controls
Foreign Corrupt Practices
Employee Relations
ERISA
Broker’s Fees
No Disagreements with Accountants and Lawyers
Full Disclosure

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF CBT AND MERGER SUB;
COVENANT TO PROVIDE FUTURE REPRESENTATION AND WARRANTIES

4.1           Organization, Good Standing and Qualification.  CBT and Merger Sub, to the knowledge of Merger Sub, hereby, jointly and severally, represent and warrant: (a) each of CBT and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own and operate its properties and to carry on its business as now conducted and as proposed to be conducted; (b) each of CBT and Merger Sub is duly qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which qualification is required, except where the failure to so qualify, individually or in the aggregate, would not have a Material Adverse Effect; and (c) each of CBT and Merger Sub has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged or in which it proposes presently to engage and to own and use the properties owned and used by it.

4.2           Authorization.  CBT and Merger Sub, to the knowledge of Merger Sub, hereby, jointly and severally, represent and warrant: (a) each of CBT and Merger Sub has the requisite corporate power and authority to enter into this Agreement and carry out its obligations hereunder; (b) the execution, delivery and performance of this Agreement by CBT and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of each of CBT and Merger Sub and no other actions on the part of CBT or Merger Sub are necessary to authorize this Agreement or the transactions contemplated hereby; and (c) this Agreement has been duly and validly executed and delivered by CBT and Merger Sub and constitutes a valid and binding obligation of CBT and Merger Sub enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

4.3           Litigation.  CBT and Merger Sub, to the knowledge of Merger Sub, hereby, jointly and severally, represent and warrant: (a) there is no action, suit, proceeding or investigation pending or, to CBT’s knowledge, currently threatened against CBT or Merger Sub, as the case may be, that questions the validity of this Agreement or the right of CBT to enter into such agreement, or to consummate the transactions contemplated hereby, or that might result, either individually or in the aggregate, in a Material Adverse Effect, including, without limitation, actions, suits, proceedings or investigations pending or threatened that CBT is aware of and that involve the prior employment of any of the employees of CBT or Merger Sub, their use in connection with the business of CBT and Merger Sub of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers; (b) neither CBT nor Merger Sub, as the case may be, is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality; and (c) there is no action, suit, proceeding or investigation by CBT and Merger Sub, as the case may be, currently pending or that such party intends to initiate.

4.4           Compliance with Other Instruments.  CBT and Merger Sub, to the knowledge of Merger Sub, hereby, jointly and severally, represent and warrant: (a) CBT is not in violation or default of any provision of its organizational documents, or, in any material respect, of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or of any provision of any federal or state statute, rule or regulation applicable to it; (b) Merger Sub is not in violation or default of any provision of its constituent documents or, in any material respect, of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or of any provision of any federal or state statute, rule or regulation applicable to it, the violation of which would have a Material Adverse Effect; (c) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a material default under any such instrument, judgment, order, writ, decree or contract, or an event that results in the creation of any Lien upon any material assets of CBT or Merger Sub, or the suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to CBT or Merger Sub, their business, operations, assets or properties; and (d) CBT has avoided every condition, and has not performed any act, the violation or occurrence of which, respectively, would result in CBT’s loss of any material right granted under any agreement to which CBT is a party.

4.5           Investment Company Act.  CBT hereby represents and warrants that (a) it is not, has not taken any action with the intention of becoming or with reasonable likelihood to result in CBT becoming, and is not controlled by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and (b) it has not and is not principally engaged in, or undertaking as one of its central activities, the business of extending credit for the purpose of purchasing or carrying margin stock.

4.6           Other CBT and Merger Sub Representations and Warranties.  Consistent with the condition precedent to Closing set forth in Section 6.1(b) of this Agreement, CBT and Merger Sub shall provide Colorep a certificate affirming the representations and warranties set forth in this Article 4 and setting forth further joint and several representations and warranties in form substantially consistent with Article 3 of the Original Agreement (including qualifications regarding knowledge and materiality where applicable), accurate at the time being given and certified, except as set forth under the corresponding section of disclosure schedules delivered to Colorep concurrently therewith (the “CBT Disclosure Schedule,” and with the completed certificate, the “CBT Representations and Warranties”), which when so delivered shall be deemed a part hereof, addressing the following facts and matters:

Capitalization and Voting Rights
Valid Issuance of Outstanding Securities
Delivery of True, Accurate and Complete Organizational Documents and Minutes
No Default Under Organizational Documents
Subsidiaries
Consents and Approvals; No Violations
SEC Documents
Financial Statements; Changes in Financial Statements
Undisclosed Liabilities
Properties
Permits
Environmental and Safety Laws
Registration and Investor Rights
Tax Returns, Payments and Elections
Employee Compensation
Intellectual Property
Insurance
Internal Accounting Controls
Foreign Corrupt Practices
Employee Relations
ERISA
Contracts
Legal Compliance
Broker’s Fees
Listing and Maintenance Requirements
No Disagreements with Accountants and Lawyers
Full Disclosure

ARTICLE 5

COVENANTS AND AGREEMENTS OF THE PARTIES

5.1           Corporate Examinations and Investigations.  Prior to the Closing, each party shall be entitled, through its employees and representatives, to make such investigations and examinations of the books, records and financial condition of Colorep, CBT and Merger Sub as each party may request.  In order that each party may have the full opportunity to do so, Colorep, CBT and Merger Sub shall furnish each party and its representatives during such period with all such information concerning the affairs of Colorep, CBT or Merger Sub as each party or its representatives may reasonably request and cause Colorep, CBT or Merger Sub and their respective officers, employees, consultants, agents, accountants and attorneys to cooperate fully with each party’s representatives in connection with such review and examination and to make full disclosure of all information and documents requested by each party and/or its representatives.  Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances, it being agreed that any examination of original documents will be at each party’s premises, with copies thereof to be provided to each party and/or its representatives upon request.

5.2           Cooperation; Consents.  Prior to the Closing, each party shall cooperate with the other parties to the end that the parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all authorities and other persons the consent or approval of which, or the license or permit from which is required for the consummation of the Merger and of the transactions contemplated by this Agreement and (ii) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations.

5.3           Conduct of Business.  Subject to the provisions hereof, from the date hereof through the Closing, each party hereto shall conduct its business in the ordinary course as conducted as of the date hereof and in such a manner so that the representations and warranties contained herein shall continue to be true and correct in all material respects as of the Closing as if made at and as of the Closing.  In addition, without the prior written consent of Colorep or CBT, as the case may be, none of CBT or Merger Sub (as it relates to CBT and Merger Sub) or Colorep or any Subsidiary (as it relates to Colorep and any Subsidiary) shall enter into any material transactions or incur any material liability not required or specifically contemplated hereby or in the Debenture.  Without the prior written consent of Colorep, CBT or Merger Sub, as the case may be, except as required or specifically contemplated hereby, each party shall not undertake or fail to undertake any action if such action or failure would render any of said warranties and representations untrue in any material respect as of the Closing.

5.4           Litigation.  From the date hereof through the Closing, each party hereto shall promptly notify the representative of the other parties of any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against such party or any of its affiliates or any officer, director, employee, consultant, agent or shareholder thereof, in their capacities as such, which, if decided adversely, could reasonably be expected to have a Material Adverse Effect upon the condition (financial or otherwise), assets, liabilities, business, operations or prospects of Colorep, CBT or Merger Sub.

5.5           Notice of Default.  From the date hereof through the Closing, each party hereto shall give to the representative of the other parties prompt written notice of the occurrence or existence of any event, condition or circumstance occurring which would constitute a violation or breach of this Agreement by such party or which would render inaccurate in any material respect any of such party’s representations or warranties herein.

5.6           Continuation of Insurance Coverage.  From the date hereof to the Closing, each party hereto shall keep in full force and effect insurance coverage for its assets and operations comparable in amount and scope to the coverage now maintained covering its assets and operations.

5.7           Exclusive Dealing.  Until the earlier of December 31, 2010 or such time, if any, as this Agreement is terminated pursuant to the provisions hereof (the “Exclusivity Period”), neither CBT nor Colorep shall, directly or indirectly, initiate, encourage or solicit any inquiries or the making of any proposal with respect to, or engage in discussions or negotiations with, or provide information to any person in connection with, a Colorep Alternate Transaction or CBT Alternate Transaction.

For purposes of this Agreement: (i) “Colorep Alternate Transaction” shall mean any proposal or offer with respect to any merger, consolidation or other business combination involving Colorep or its business or the acquisition of assets of Colorep; and (ii) “CBT Alternate Transaction” shall mean any proposal, offer, agreement, arrangement or understanding between CBT and/or Merger Sub and a target company regarding a merger or share exchange.

5.8           Monthly Interim Financial Statements.  From the date hereof to the Closing, Colorep shall furnish CBT within thirty (30) days after the end of each month, an unaudited balance sheet of Colorep and unaudited statements of income and stockholders’ equity and retained earnings and cash flow of Colorep reflecting results of operations for such month, prepared on a basis consistent with prior practices.

5.9           Reconciliation with Debenture.  Colorep and CBT acknowledge and agree that to the extent that any provisions set forth in this Agreement conflict with any of the terms and conditions set forth in the Debenture, as amended and restated, even once converted in the Conversion, the Debenture shall govern.  Further, Colorep and CBT agree to further amend this Agreement if necessary to conform with the terms and conditions set forth in the Debenture.

5.10           Name Change.  The Parties agree to take whatever actions that are necessary to change the name of CBT to such name as proposed by Colorep as of or as soon as possible after the Effective Time.

5.11           Investor Relations.  Prior to Closing, CBT shall launch, with the consultation and agreement of Colorep, an investor relations initiative commencing on a date to be mutually agreed to, but not later than the date of effectiveness of the Registration Statement, for which Colorep shall fund 50% of the cost, up to a maximum of $2,500 per month.

ARTICLE 6

CONDITIONS TO CLOSING
AND POST-CLOSING COVENANTS

6.1           Conditions to Obligations of Colorep.  The obligations of Colorep under this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of each of the following conditions:

(a)           Closing Deliveries.  At the Closing, CBT shall have delivered or caused to be delivered to Colorep the following:

(i)           resolutions duly adopted by the Board of Directors of each of CBT and Merger Sub, and authorizing and approving the Merger and the execution, delivery and performance of this Agreement;

(ii)           resolutions duly adopted by the shareholders of each of CBT and Merger Sub, and authorizing and approving the Merger and the execution, delivery and performance of this Agreement;

(iii)           a certificate of status for CBT from the Ministry of Governance and consumer Services of the Province of Ontario and a certificate of good standing for Merger Sub from the Secretary of State of the State of Delaware, each dated not earlier than three (3) days prior to the Closing Date;

(iv)           subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, written resignations of all officers and directors of CBT in office immediately prior to the Closing, board resolutions appointing the members of the Colorep Board of Directors to the CBT Board of Directors, and board resolutions appointing the following individuals as officers of CBT post-Closing:

Name	Positions
Larry Levy	Chief Executive Officer and Chairman of the Board of Directors
Jeff Boshears	Chief Financial Officer and Secretary

(v)           certificates from each of CBT and Merger Sub representing that the information referenced in Section 6.1(b)(ii) is true as of the Closing Date; and

(vi)           such other documents as Colorep may reasonably request in connection with the transactions contemplated hereby.

(b)           Delivery of CBT Representations and Warranties; Representations and Warranties to be True.

(i)           Within ten (10) business days of receipt of an Option Notice, CBT and Merger Sub shall deliver the CBT Representations and Warranties to Colorep consistent with Section 4.6 of this Agreement, which shall be true and correct as of the date delivered except where explicit reference is made to one or more alternative date(s).

(ii)           The CBT Representations and Warranties as delivered pursuant to Sections 4.6 and 6.1(b)(i) of this Agreement shall be true in all material respects at the Closing with the same effect as though made at such time.  CBT and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c)           Consents and Approvals.  Colorep shall have received prior to the Closing Date evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, authorizations, qualifications and orders of any governmental entity and/or third party as necessary in connection with the execution, delivery and performance of this Agreement have been duly obtained.

(d)           No Material Adverse Change.  No event or circumstance shall have occurred, or be threatened, that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the business of CBT.

(e)           Delaware Reincorporation. CBT shall have effected a reincorporation of CBT from the Province of Ontario to the State of Delaware at least one (1) day prior to the Effective Time (the “Reincorporation”), such Reincorporation in form and substance acceptable to Colorep, in its sole discretion including, but not limited to, compliance of the Reincorporation with U.S. federal securities laws.

(f)           Reverse Stock Split.  CBT shall have effected reverse stock split of its outstanding shares of common stock (the “Reverse Split”), the ratio to be (i) if Section 2.4(b)(i) is applicable to the Merger, as mutually agreed upon between Colorep and CBT, or (ii) if Section 2.4(b)(ii) is applicable to the Merger, as specified therein; in either case, such Reverse Split in form and substance to be acceptable to Colorep, in its sole discretion, including, but not limited to, compliance of the Reverse Split with U.S. federal securities laws.

(g)           CBT Stock Option Plan.  CBT shall have either amended its Stock Option Plan or taken any requisite actions to adopt and administer the Colorep 2009 Omnibus Equity Incentive Plan, in form and substance acceptable to Colorep, in its sole discretion.

(h)           Shareholder Consent.  A requisite percentage of the Colorep shareholders shall have approved the Merger.

(i)           Colorep Dissenting Shares.  The aggregate number of Colorep Dissenting Shares shall be less than five percent (5%).

(j)           CBT Dissenting Shares.  The aggregate number of CBT Dissenting Shares shall be less than five percent (5%).

(k)           Registration Statement.  The registration statement on Form F-4 and/or F-1 filed with the SEC by CBT in connection with the Merger (the “Registration Statement”) shall have become effective under the Securities Act, and shall not be the subject of any stop order or proceeding seeking a stop order.

6.2           Conditions to Obligations of CBT and Merger Sub.  The obligations of CBT and Merger Sub under this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of each of the following conditions:

(a)           Closing Deliveries.  On the Closing Date, Colorep shall have delivered to CBT such documents as CBT may reasonably request in connection with the transactions contemplated hereby.

(b)           Delivery of Colorep Representations and Warranties; Representations and Warranties to be True.

(i)           Within ten (10) business days of CBT’s receipt of an Option Notice, Colorep shall deliver to CBT and Merger Sub the Colorep Representations and Warranties consistent with Section 3.5 of this Agreement, which shall be true and correct as of the date delivered, except where explicit reference is made to one or more alternative date(s).

(ii)           The Colorep Representations and Warranties as delivered pursuant to Section 3.5 and 6.2(b)(i) of this Agreement shall be true in all material respects at the Closing with the same effect as though made at such time.  Colorep shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c)           Consents and Approvals.  CBT and Merger Sub shall have received prior to the Closing Date evidence, in form and substance reasonably satisfactory to it, that such licenses, permits, consents, approvals, authorizations, qualifications and orders of any governmental entity and/or third party as necessary in connection with the execution, delivery and performance of this Agreement have been duly obtained.

(d)           No Material Adverse Change.  No event or circumstance shall have occurred, or be threatened, that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the business of Colorep.

(e)           Shareholder Consent.  A requisite percentage of each of the CBT and Merger Sub shareholders shall have approved the Merger, respectively.

6.3           Pre-Clearance.  The Parties shall have obtained “pre-clearance” of the Merger Certificate and the Merger Articles from the Secretary of State of Delaware and California, respectively.

ARTICLE 7

TERMINATION; AMENDMENT; WAIVER

7.1           Termination by Non-Exercise of the Merger Option.

  This Agreement may be terminated and the Merger may be abandoned on or prior to the Option Termination Date consistent with Section 1.3 and Section 1.4 of this Agreement.

7.2           Termination by Mutual Agreement.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by the Colorep shareholders and CBT, as the sole shareholder of Merger Sub by mutual written consent of Colorep and CBT by action of their respective Boards of Directors.

7.3           Termination by either CBT or Colorep.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either CBT or Colorep if:

(a)           the Merger shall not have been consummated by June 30, 2011, whether such date is before or after the date of approval of the Merger by Colorep’s or CBT’s shareholders and Merger Sub’s stockholders (the “Termination Date”); or

(b)           any statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any governmental authority or other legal restraint or prohibition preventing the Merger shall be in effect; or

    (c)           there shall be pending or threatened by any governmental authority any suit, action or proceeding challenging or seeking to restrain or prohibit the Merger or seeking to obtain any material damages from any party in connection with the Merger or there shall be issued any judgment permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of the Merger by Colorep’s shareholders and Merger Sub’s sole shareholder); provided, however, that the right to terminate this Agreement pursuant to this Section 7.3 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

7.4           Termination by Colorep.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by Colorep’s shareholders and Merger Sub’s sole shareholder by action of Colorep’s Board of Directors, if:

   (a)           (i) any of CBT’s representations and warranties shall have been inaccurate as of the date of this Agreement, such that the conditions set forth in Section 6.1 would not be satisfied, or (ii) if (X) any of CBT’s representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.1 would not be satisfied and (Y) such inaccuracy has not been cured by CBT within ten (10) business days after its receipt of written notice thereof and remains uncured at the time notice of termination is given, or (iii) CBT’s representation and warranties with respect to its capitalization are inaccurate such that there are shares or rights to obtain shares outstanding in addition to those initially disclosed;

(b)           Colorep receives an unsolicited proposal or offer from a person or entity other than CBT or any of its affiliates for a Colorep Alternate Transaction, and the Board of Directors of Colorep determines in good faith that its fiduciary obligations under applicable law require that such Colorep Alternate Transaction be accepted;

(c)           since the date of this Agreement, CBT shall have suffered any Material Adverse Effect on its financial condition, results of operations or business.

7.5           Termination by CBT.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by Colorep’s shareholders and Merger Sub’s sole shareholder, by action of the Board of Directors of CBT, if:

   (a)           (i) any of Colorep’s representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 6.2 would not be satisfied, or (ii) if (X) any of Colorep’s representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.2 would not be satisfied and (Y) such inaccuracy has not been cured by Colorep within ten (10) business days after its receipt of written notice thereof and remains uncured at the time notice of termination is given;

(b)           CBT receives an unsolicited proposal or offer from a person or entity other than Colorep or any of its affiliates for a CBT Alternate Transaction, and the Board of Directors of CBT determines in good faith that its fiduciary obligations under applicable law require that such CBT Alternate Transaction be accepted; or

(c)           since the date of this Agreement, Colorep shall have suffered any Material Adverse Effect on its financial condition, results of operations or business.

7.6           Automatic Extension of Termination Date.  Notwithstanding anything to the contrary contained herein, the Termination Date shall be automatically extended to January 31, 2011 in the event that the Registration Statement is still under review by the SEC and has not yet been declared effective but has progressed such that the parties hereto reasonably expect to receive the required SEC approval of the Registration Statement.

7.7           Effect of Termination and Abandonment.  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 7, this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, consultants, contractors, agents, legal and financial advisors, or other representatives); provided, however, that except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement; provided, further, that notwithstanding the foregoing, to the extent this Agreement is terminated by Colorep pursuant to Section 6.3(d) above, CBT shall be solely responsible for any and all fees and expenses incurred by Colorep in connection with the Original Agreement, this Agreement, the Debenture and any related documentation, such fees and expenses to be deducted from amounts otherwise owed by Colorep to CBT pursuant to the Debenture.

ARTICLE 8

INDEMNIFICATION

8.1           Survival of Warranties.

(a)           Representations, Warranties and Covenants made by CBT and Merger Sub.  All representations, warranties and covenants made by CBT and Merger Sub herein, or in any certificate, schedule or exhibit delivered pursuant hereto, shall survive the Closing and continue in full force and effect for a period of eighteen (18) months following the Closing Date.  Notwithstanding the preceding sentence, any claim for indemnity for breach of a representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which such representation or warranty otherwise would terminate pursuant to the preceding sentence, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

(b)           Representations, Warranties and Covenants made by Colorep.  All representations, warranties and covenants made by Colorep herein, or in any certificate, schedule or exhibit delivered pursuant hereto, shall survive the Closing.

8.2           No Liability for Shareholders.  Except as otherwise set forth in this Agreement, in no event shall the shareholders of Colorep be liable to CBT, Merger Sub, nor shall the shareholders of CBT be liable to Colorep or any Subsidiary, for any consequential, exemplary, punitive, or speculative damages arising from this Agreement or any performance or breach hereunder.

8.3           Sole Remedy.

(a)           CBT and Merger Sub.  Except as otherwise set forth in Section 7.7, the ability to terminate the Merger in the event of a breach of the representations and warranties or covenants by Colorep, as set forth in Section 7.5, shall be the sole remedy at law available for any such breach; provided, however, that this limitation shall not prevent CBT or Merger Sub from seeking equitable remedies or any legal remedies for claims arising with respect to this Agreement from willful misconduct or fraud.

(b)           Colorep.  Except as otherwise set forth in Section 7.7 the ability to terminate the Merger in the event of a breach of the representations and warranties or covenants by CBT or Merger Sub, as set forth in Section 7.4, shall be the sole remedy at law for the satisfaction any claim for monetary damages arising from a breach of this Agreement; provided, however, that this limitation shall not prevent Colorep from seeking equitable remedies or any legal remedies for claims arising with respect to this Agreement from willful misconduct or fraud.

(c)           Indemnification for Shareholder Action.  CBT agrees to indemnify and hold harmless Colorep and its directors, officers, affiliates and agents (collectively, the “Colorep Indemnified Parties”) against any losses, claims, damages or liabilities to which the Colorep Indemnified Parties may become subject, under U.S. or Canadian law or otherwise (including settlement of any litigation), insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon the amendment and restatement of the Original Agreement and Interim Amendments, the execution and/or performance of obligations consistent with the terms of the Interim Amendments, and/or the execution and/or performance of obligations consistent with the terms of this Agreement, each in the absence of solicitation or receipt of prior approval or consent to such actions by CBT from the CBT shareholders.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or mailed by registered or certified mail (postage prepaid and return receipt requested) to the party to whom the same is so delivered, sent or mailed at the following addresses:

If to Colorep:

Colorep, Inc.
9119 Milliken Avenue
Rancho Cucamonga, CA 91730
Attn: Larry Levy
Telephone: (909) 484-2855
Facsimile: (909) 484-6966

With a copy to (which shall not constitute notice):

K&L Gates LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA 90067
Attn: Shoshannah D. Katz, Esq.
Telephone: (310) 552-5000
Facsimile: (310) 552-5008

If to CBT or Merger Sub:

Carthew Bay Technologies Inc.
Brookfield Place
181 Bay Street, Suite 2500
Toronto, Ontario, Canada M5J 2T7
Telephone: (416) 307-4015
Facsimile: (416) 365-1719

With a copy to (which shall not constitute notice):

Lang Michener LLP
Brookfield Place
181 Bay Street, Suite 2500
Toronto, Ontario, Canada M5J 2T7
Attn: Howard Drabinsky, Esq.
Telephone: (416) 307-4033
Facsimile: (416) 365-1719

9.2           Interpretation.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  References to Sections and Articles refer to sections and articles of this Agreement unless otherwise stated.

9.3           Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party’s anticipated benefits under this Agreement.

9.4           Miscellaneous.  This Agreement (together with all other documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, for clarity, nothing herein shall be construed as a termination of the Original Agreement; (b) except as expressly set forth herein, is not intended to confer upon any other person any rights or remedies hereunder and (c) shall not be assigned by operation of law or otherwise, except as may be mutually agreed upon by the parties hereto.

9.5           Separate Counsel.  Each party hereby expressly acknowledges that it has been advised to seek its own separate legal counsel for advice with respect to this Agreement, and that no counsel to any party hereto has acted or is acting as counsel to any other party hereto in connection with this Agreement.

9.6           Governing Law; Venue.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.  Any and all actions brought under this Agreement shall be brought in the state and/or federal courts of the United States sitting in Delaware and each party hereby waives any right to object to the convenience of such venue.

9.7           Counterparts and Facsimile Signatures.  This Agreement may be executed in two (2) or more counterparts, which together shall constitute a single agreement.  This Agreement and any documents relating to it may be executed and transmitted to any other party by facsimile, which facsimile shall be deemed to be, and utilized in all respects as, an original, wet-inked document.

9.8           Amendment.  This Agreement may be amended, modified or supplemented only by an instrument in writing executed by all parties hereto.

9.9           Parties in Interest: No Third Party Beneficiaries.  Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the parties hereto.  This Agreement shall not be deemed to confer upon any person not a party hereto any rights or remedies hereunder.

9.10           Waiver.  No waiver by any party of any default or breach by another party of any representation, warranty, covenant or condition contained in this Agreement shall be deemed to be a waiver of any subsequent default or breach by such party of the same or any other representation, warranty, covenant or condition.  No act, delay, omission or course of dealing on the part of any party in exercising any right, power or remedy under this Agreement or at law or in equity shall operate as a waiver thereof or otherwise prejudice any of such party’s rights, powers and remedies.  All remedies, whether at law or in equity, shall be cumulative and the election of any one or more shall not constitute a waiver of the right to pursue other available remedies.

9.11           Expenses.  Any expense payment obligations accrued pursuant to the Original Agreement and/or Interim Amendments through March 31, 2010 that remain unpaid as of the Conversion shall be deemed part of the Obligations (as defined in the Debenture) and satisfied and cancelled upon closing of the Conversion or subject to repayment consistent with the terms of the Debenture.  No further expense payment obligations shall accrue pursuant to the Original Agreement and/or Interim Amendments after March 31, 2010.  Prior to the delivery of an Option Notice or the Option Termination Date, the Parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of their respective counsel and financial advisers.  From the delivery of an Option Notice through Closing or termination of this Agreement, except as otherwise provided for herein, Colorep shall bear all reasonable costs, including legal and travel, incurred by CBT or Colorep in direct support of the conduct and completion of the Merger as contemplated by this Agreement.

9.12           Schedules.  If there is any inconsistency between the statements in the body of this Agreement and those in the schedules (other than an exception expressly set forth in the schedules with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

9.13           Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

9.14           Incorporation of Exhibits and Schedules.  The exhibits, schedules, and other attachments identified in this Agreement are incorporated herein by reference and made a part hereof.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Agreement and Plan of Merger to be effective as of the date first written above.

COLOREP, INC.

By:	/s/ Larry Levy
Name:	Larry Levy
Title:	Chief Executive Officer

CARTHEW BAY TECHNOLOGIES INC.

By:	/s/ Brian D. Clewes
Name:	Brian D. Clewes
Title:	Chief Financial Officer

CBT ACQUISITION CO., INC.

By:	/s/ Larry Levy
Name:	Larry Levy
Title:	Chief Executive Officer

Signature Page to Amended and Restated Agreement and Plan of Merger